Exhibit 99.1

NYSE, TSX: NTR	News Release

February 27, 2023

Nutrien Announces TSX Approval for Its Renewed Share Repurchase Program

SASKATOON, Saskatchewan – Nutrien Ltd. (TSX and NYSE: NTR) today announced that the Toronto Stock Exchange (TSX) has accepted Nutrien’s notice to commence a normal course issuer bid (NCIB) to purchase outstanding common shares representing up to five percent of its issued and outstanding common shares.

Under the NCIB, purchases of common shares may be made through the facilities of the TSX, the New York Stock Exchange and/or alternative trading systems in Canada and the U.S., or as otherwise permitted under applicable securities laws. The actual number of common shares that may be purchased under the NCIB and the timing of any such purchases will be determined by Nutrien. Nutrien believes that purchasing its own common shares represents an attractive investment opportunity, is in the best interests of the company and is consistent with Nutrien’s objective of returning capital to shareholders over time. As of February 15, 2023, Nutrien had 499,243,897 common shares outstanding and, therefore, is permitted to repurchase up to 24,962,194 of its outstanding common shares pursuant to the NCIB. Common shares purchased under the NCIB will be cancelled.

The NCIB will be effected in accordance with the TSX normal course issuer bid rules and/or Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, which contain restrictions on the number of common shares that may be purchased on a single day, subject to certain exceptions for block purchases, based on the average daily trading volumes of Nutrien’s common shares on the applicable exchange. Subject to exceptions for block purchases, Nutrien will limit daily purchases of common shares on the TSX in connection with the NCIB to no more than twenty five percent (324,437 common shares) of the average daily trading volume of the common shares on the TSX (1,297,749 common shares) during any trading day. Purchases under the NCIB will be made through open market purchases at market price, as well as by other means as may be permitted under applicable securities laws, including private agreements. Any purchases made by private agreement under an issuer bid exemption order issued by a securities regulatory authority will be at a discount to the prevailing market price as provided in such exemption order. Purchases of common shares may commence on March 1, 2023 and will expire on the earlier of February 29, 2024, the date on which the company has acquired the maximum number of common shares allowable under the NCIB or otherwise decides not to make any further repurchases under the NCIB. Nutrien has entered into an automatic purchase plan with a broker which will enable Nutrien to provide standard instructions and purchase common shares on the open market during self-imposed blackout periods. Outside of these black-out periods, common shares may be purchased in accordance with management’s discretion.

Nutrien’s prior NCIB for the purchase of up to 55,111,110 common shares has expired on February 7, 2023. As of February 15, 2023, Nutrien repurchased an aggregate of 55,111,110 common shares at a weighted-average price of US$84.86 per share, for an aggregate of US$4,676,588,594 under the prior NCIB. Purchases were made on the open market.

About Nutrien

Nutrien is the world’s largest provider of crop inputs and services, helping to safely and sustainably feed a growing world. We operate a world-class network of production, distribution and retail facilities that positions us to efficiently serve the needs of growers. We focus on creating long-term value for all stakeholders by advancing our key environmental, social and governance priorities.

Forward-Looking Statements

Certain statements and other information included in this press release constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws (such statements are usually accompanied by words such as “anticipate”, “expect”, “believe”, “may”, “will”, “should”, “estimate”, “intend” or other similar words). All statements in this press release, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to the timing, methods and quantity of any purchases by Nutrien of its common shares under the NCIB.

Forward looking statements in this press release are based on certain key expectations and assumptions made by Nutrien, including expectations and assumptions concerning: Nutrien’s views with respect to its financial condition and prospects, the stability of general economic and market conditions, currency exchange rates and interest rates, the availability of cash for repurchases of common shares under the NCIB, the existence of alternative uses for Nutrien’s cash resources and compliance with applicable laws and regulations pertaining to the NCIB. Although Nutrien believes that the expectations and assumptions on which such forward looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because Nutrien can give no assurance that they will prove to be correct.

Forward-looking statements are subject to various risks and uncertainties which could cause actual results and experience to differ materially from the anticipated results or expectations expressed in this press release. The key risks and uncertainties include, but are not limited to: Nutrien’s future capital requirements; general economic and market conditions; the overall global economy and the impacts, direct and indirect, of the conflict between Ukraine and Russia on, among other things, global supply and demand, energy and commodity prices, the impact of changes to interest rates, disruptions to supply chains and developments in the global economy generally; demand for Nutrien’s products; and unforeseen legal or regulatory developments and other risk factors detailed from time to time in Nutrien’s reports filed with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

The forward-looking statements in this document are made as of the date hereof and Nutrien disclaims any intention or obligation to update or revise any forward-looking statements in this press release as a result of new information or future events, except as may be required under applicable laws.

FOR FURTHER INFORMATION:

Investor Relations

Jeff Holzman

Vice President, Investor Relations

(306) 933-8545

Media Relations

Megan Fielding

Vice President, Brand & Culture Communications

(403) 797-3015

Contact us at: www.nutrien.com

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